ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

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May 28, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Clubhouse Media Group, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed April 27, 2021 File No. 024-11447

Dear Sir or Madam:

We have electronically filed herewith on behalf of Clubhouse Media Group, Inc. (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A filed on February 9, 2021 and as amended on March 26, 2021 and April 27, 2021 (“Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2 to Form 1-A filed on April 27, 2021. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Amir Ben-Yohanan dated May 11, 2021. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A filed April 27, 2021

Cover Page

Comment 1: We note your revised disclosure in response to our prior comment 1, and re-issue the comment in part. Please amend the disclosure in your offering statement and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the aggregate maximum offering price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares underlying the placement agent’s warrants. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering statement.

Response: In response to the Staff’s comment, we have revised the disclosure in Item 4 of Part I and the offering statement of Amendment No. 3 to consistently disclose that the aggregate offering price of this offering is $30,375,000, which includes the maximum offering amount of common stock that may be sold to investors in this offering ($30,000,000) and the value of the shares of common stock underlying the warrants issued to the Placement Agent in connection with the offering ($375,000). Please see Item 4 of Part I and footnote 2 to the table on the cover page of the Offering Circular of Amendment No. 3.

Lastly, please revise the “Offering Summary” terms included on your webpage on the FlashFunders.com website, so that such terms are consistent with the disclosure in your offering statement and Part I of your Form 1-A. In this regard, we note the “Offering Summary” terms on the website provides that you will be qualifying 10,000,000 shares under this offering statement at $3.00 per share.

Response: In response to the Staff’s comment, we have revised the “Offering Summary” terms included on our webpage on the FlashFunders.com website, so that such terms are consistent with the disclosure in our offering statement and Part I of Amendment No. 3.

Please also remove the statement on the website that you are offering securities through a registration statement that has been qualified by the Securities and Exchange Commission under the Securities Act of 1933, as Regulation A is an exemption from the registration requirements of the Securities Act of 1933.

Response: In response to the Staff’s comment, we have removed the statement on the website that we are offering securities through a registration statement that has been qualified by the Securities and Exchange Commission under the Securities Act of 1933

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 28, 2021

Capitalization, page 17

Comment 2: Total capitalization does not foot from the debt and equity amounts above it. It assumes total stockholders’ deficit is a positive rather than negative number. Please revise the total capitalization amount.

Response: In accordance with the Staff’s comment, we have computed the total capitalization amount in the table in the Capitalization section of Amendment No. 3 by subtracting total stockholders’ deficit from the debt reflected in the table.

Part III - Exhibits, page 107

Comment 3: Please file any agreements pursuant to which you will use the online platform operated by FlashFunders Funding Portal, LLC.

Response: In response to the Staff’s comment, we have filed as exhibits to Amendment No. 3 all agreements pursuant to which we will use the online platform operated by FlashFunders Funding Portal, LLC, including (i) Exhibit 6.44 (Form of Issuer Acknowledgment (Regulation A Offering) among the Company, Sutter Securities Clearing, LLC and Sutter Securities Group, Inc.), (ii) Exhibit 6.45 (Form of Credit Card Services Agreement between the Company and Sutter Securities Group, Inc.), and (iii) Exhibit 9.1 (Form of Escrow Agreement between the Company and Sutter Securities Clearing, LLC).

General

Comment 4: We note an “Investor Presentation” dated April 2021 on and accessible via your webpage on the FlashFunders.com website, which is not included in your offering statement. Please file all testing the waters materials as an exhibit to the offering statement and confirm that these communications will comply with the conditions in Securities Act Rule 255(b)(4). See Part III, Item 17(13) of Form 1-A.

Response: In response to the Staff’s comment, we have filed as Exhibit 13.1 to Amendment No. 3 the “Investor Presentation” dated April 2021 as testing the waters materials. There are no other testing the waters materials up to today. We confirm that such communications will comply with the conditions in Securities Act Rule 255(b)(4).

In addition, please revise your disclosure in Part I so that it is consistent with your use of testing the waters materials. In this regard, we note that, in Item 4 of Part I of your Form 1-A, you indicate that you have not used solicitation of interest communications in connection with the proposed offering.

Response: In response to the Staff’s comment, we have revised Item 4 of Part I of Amendment No. 3 to indicate that we have used solicitation of interest communications in connection with the proposed offering.

If the Staff has any further comments regarding the Form 1-A, Amendment No. 3 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Nasreen Mohammed / U.S. Securities and Exchange Commission
Adam Phippen /U.S. Securities and Exchange Commission
Nicholas Lamparski /U.S. Securities and Exchange Commission
Erin Jaskot /U.S. Securities and Exchange Commission
Amir Ben-Yohanan/Clubhouse Media Group, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832